Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated December 1, 2004

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on December 1, 2004, entitled "Statoil maintains Snøhvit estimates".

Statoil maintains Snøhvit estimates

Following a detailed review of progress and economics for the Snøhvit development in the Barents Sea, Statoil's (OSE: STL, NYSE: STO) administration has concluded that its total cost will be NOK 51.3 billion. This is within the estimate communicated by the project in June.

The June estimate of NOK 49.3 billion to NOK 51.3 billion, excluding ships, had indicated that regular deliveries of liquefied natural gas from the development could be up to 12 months late.

According to the review, the Snøhvit partners should be able to start delivering part of the planned gas volume as early as the autumn of 2006.

Regular gas deliveries are expected to begin in the first quarter of 2007 – six months behind the original timetable.

Statoil's board is to discuss the case shortly.

The group has a 33.53 per cent interest in the field, with Petoro (30 per cent), Total (18.4), Gaz de France (12), Amerada Hess (3.26) and RWE Dea (2.81) as its partners.

For more information, contact:

Kristofer Hetland, public affairs manager, +47 90 50 19 37 (mobile), +47 51 99 47 00 (office)

Mari Thjømøe, vice president for investor relations, +47 90 77 78 24 (mobile), +47 51 99 77 90 (office)
Thore E. Kristiansen, vice president for investor relations, USA, + 47 91 66 46 59 (mobile)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: December 1, 2004	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer